

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 3, 2024

Michael Manna
Chief Executive Officer
ULTRALIFE CORP
2000 Technology Parkway
Newark, New York 14513

> **Re: ULTRALIFE CORP**
> **Registration Statement on Form S-3**
> **Filed March 29, 2024**
> **File No. 333-278360**

Dear Michael Manna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing